MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2024

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2024

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41173

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24**   AND ENDING **12/31/24**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **March Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E RANDOLPH ST SUITE 5100
(No. and Street)

Chicago	IL	60601-6528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Rice	(312) 640-0480	richard.rice@marchcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lane Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

3874

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Rice_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of March Capital Corporation _____, as of 12/31_____, 2 024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

Rasema Djurovic
Notary Public

RASEMA DJUROVIC
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 29, 2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of March Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of March Capital Corporation as of December 31, 2024, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of March Capital Corporation's management. Our responsibility is to express an opinion on March Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to March Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of March Capital Corporation's financial statements. The supplemental information is the responsibility of March Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as March Capital Corporation's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 7, 2025

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 53,598	
Accounts receivable	263,691	
Prepaid taxes	4,000	
Investments	134	
		$ 321,423

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 246,661	
Client advanced expenses	12,774	
Subordinated loan	50,000	
		$ 309,435

Stockholder's Equity:

Common stock, $10 par value, 200 shares authorized;		
100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	4,771	
		11,988
		$ 321,423

MARCH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2024

FEES, COMMISSIONS AND OTHER INCOME		$ 3,116,360
OPERATING EXPENSES:		
Commissions for outside services	$ 2,746,217	
Dues and subscriptions	7,920	
Tech, data and communications	66,518	
Professional fees	103,623	
Regulatory and other fees (net)	13,629	
Other expenses	11,689	
		2,949,596
OTHER INCOME (EXPENSES):		
Interest income	4	
Interest expense	(7,533)	
Other income	70	
		(7,459)
INCOME BEFORE TAX		159,305
Income tax expense		2,700
NET INCOME		$ 156,605

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2024

Subordinated loan, beginning of year	$	50,000
Issuance of new subordinated loans		-
Repayments of subordinated loans		-
Subordinated loan, end of year	$	50,000

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2024

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 1,000	$ 6,217	$ 15,038	$ 22,255
Net income				156,605	156,605
Stockholder distributions				(166,872)	(166,872)
Balance, end of year	100	$ 1,000	$ 6,217	$ 4,771	$ 11,988

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

OPERATING ACTIVITIES:		
Net income		$ 156,605
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Assets - decrease (increase):		
Increase in accounts receivable	$ (175,870)	
Decrease in prepaid taxes	39,000	
Liabilities - increase (decrease):		
Increase in accounts payable	97,635	
Increase in client advanced expenses	4,156	
		(35,079)
Net cash provided by operating activities		121,526
INVESTING ACTIVITIES:		
Investments		(99)
FINANCING ACTIVITIES:		
Stockholder distributions		(166,872)
Net cash used in financing activities		(166,872)
NET INCREASE (DECREASE) IN CASH		(45,445)
CASH, BEGINNING OF YEAR		99,043
CASH, END OF YEAR		$ 53,598
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for Illinois replacement taxes		$ 2,700
Cash paid during the year for interest		$ 7,533

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations:

   March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in a total of twenty-two states and territories, including the State of Illinois, its principal place of business.

   The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early-stage business ventures.

   The Company does not hold customer funds or securities and, accordingly, operates as a Non-Covered Firm concerning SEC Rule 15c3-3 whereby it is exempt from the provisions of SEC Rule 15c3-3. Essentially, the Company had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year without exception since the broker/dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (if applicable); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

   a. Basis of Presentation and Accounting:

      The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statement is prepared using the accrual basis of accounting, as required by GAAP.

   b. Revenue Recognition and Principal Transaction Revenues:

      The Company earns revenue through retainer fees, managed fees, and success fees. The Company recognizes revenue in accordance with FASB ASC Topic 606, as services are rendered, and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations as of December 31, 2024.

2. Summary of Significant Accounting Policies - continued:

    b. Revenue Recognition and Principal Transaction Revenues - continued:

        Retainer Fees: For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods over which the performance obligation has been satisfied.

        Managed Fund Fees: Managed fund fees are received quarterly and are recognized over the period for which they are earned when the performance obligation has been satisfied.

        Success Fees: Success fee revenue is recognized at the time the transaction is completed which is when the performance obligation has been considered satisfied, as defined under the terms of each engagement.

    c. Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    d. Cash:

        The Company presently maintains cash in bank checking and savings accounts insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000 per financial institution. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

    e. Accounts Receivable:

        The Company extends credit to its customers and generally requires no collateral. Accounts receivable as of December 31, 2024 were $263,691.

    f. Accounts Payable:

        Contingent upon actual receipt from the Company's engagement counterparty, the Company owes to Registered Representatives (RR's) a share of its earned commission based on percentages provided in RR's respective contracts. Payment is due to an RR within 5 days of the Company's receipt of the funds, unless otherwise stipulated.

2. Summary of Significant Accounting Policies - continued:

    g. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for that tax has been made in these financial statements, if necessary. The credit for Illinois replacement tax reported in the statement of operations includes an adjustment of prior year estimated taxes to actual. For the year ended December 31, 2024, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

    h. Management's Review of Subsequent Period:

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

3. Subordinated and Other Debt:

At December 31, 2024, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2024.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Subordinated debt is valued at principal plus accrued interest, which approximates fair value.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

4. Fair Value of Financial Instruments - continued:

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed securities.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Certain customer contracts entered into by the Company offer the option to receive warrants representing future ownership rights in lieu of cash consideration for revenues earned. Management evaluates the fair value of any warrants received at the time of receipt and at the end of each reporting period. As of December 31, 2024, the Company estimates the fair value of these warrants to be $0.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2024, the Company had net capital of $23,224, which was $5,928 in excess of the required minimum.

6. Significant Clients:

During 2024, more than 10% of the Company's revenue was derived from two customers. Due to the nature of the industry, revenues received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers.

7. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

8. Broker Dealer – Single Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early-stage business ventures. The Company has identified its Chief Executive Officer as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

MARCH CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

<u>COMPUTATION OF NET CAPITAL</u>

Total stockholder's equity, end of year	$	11,988
Add: Subordinated loan		50,000
Deductions for non-allowable assets:		
Other non-allowable :		
Accounts receivable		(34,764)
Prepaid taxes		(4,000)
NET CAPITAL		23,224
Minimum capital required - greater of:		
Minimum dollar net capital		5,000
6 2/3% of aggregate indebtedness		17,296
Minimum net capital required		17,296
EXCESS (DEFICIT) NET CAPITAL	$	5,928

<u>COMPUTATION OF AGGREGATE INDEBTEDNESS</u>

Accounts payable and accrued expenses, as applicable	$	259,435
Ratio: Aggregate indebtedness		1117.10%
to net capital		to 1

Note: The above information on this schedule is in agreement, in all material respects, with the
amended unaudited FOCUS report, Part II, filed by the Company as of December 31, 2024.

MARCH CAPITAL CORPORATION

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
UNDER THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2024

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

The Company is a Non-Covered Firm exempt from Rule 15c3-3. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3

The Company is a Non-Covered Firm exempt from Rule 15c3-3. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of March Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which March Capital Corporation did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because March Capital Corporation limits its business activities exclusively to private placements of securities, mutual retailing, selling corporate debt securities, oil and gas interests, and tax shelters or limited partnerships in primary distributions, investment advisory services, and business consulting and/or marketing services, and March Capital Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to March Capital Corporation); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. March Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about March Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 7, 2025

March Capital Corporation
200 E. Randolph St., Suite 5100
Chicago, IL 60601-6528

MANAGEMENT'S EXEMPTION FROM SEC RULE 15C3-3

Michael Coglianese CPA PC
125 E Lake St., Ste 303
Bloomingdale, IL 60108

March Capital Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a- 5(d)(1) and (4). To the best of their knowledge and belief, management states the following:

1. March Capital Corporation does not claim an exemption under paragraph {k) of 17 C.F.R. §240.15c3-

2. March Capital Corporation is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.Fi 240.1?a-5 because March Capital Corporation limits its business activities to private placement of securities, mutual fund retailing, selling corporate debt securities, oil and gas interests, and t90J1Blters or limited partnerships in primary distributions, investment advisory services, and busi116ls'consulting and/or marketing services, and March Capital Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or "(b){2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transg s via subscriptions on a subscription way basis where the fund are payable to the issuer or its agent and not to March Capital Corporation); (2) did not carry accounts of or for customers; and (3) did not carry PAS accounts {as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

On behalf of March Capital Corporation:

I, Richard J Rice, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: Chief Executive Officer

Date: March 18,2025